Mail Stop 4561

      							June 28, 2005

William Weiss
Chief Executive Officer and Principal Financial Officer
Paperclip Software, Inc.
611 Route 46 West
Hasbrouck Heights, NJ 07604

	Re:	Paperclip Software, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004

      Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      File No. 000-26598

Dear Mr. Weiss:

		We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-KSB for the Year Ended December 31, 2004

Item 6.  Management`s Discussion and Analysis or Plan of Operation

Statement Regarding Critical Accounting Policies, page 17

1. We note your disclosure that "management is not required to make estimates and assumptions about highly uncertain matters such that differences in such estimates would have a material impact on the presentation of the Company`s financial statements". This disclosure does not appear to be consistent with your use of estimates disclosure in note 2 to your financial statements, which indicates that management makes significant estimates in several areas, including the allowance for bad debts and the recognition/realization of deferred revenues. Clarify whether management is required to make significant accounting estimates as indicated in your footnote disclosure. If so, tell us the consideration that you gave to disclosing your critical accounting estimates pursuant to SEC Release
33-8350, Section I.E.

Item 8A.  Controls and Procedures, page 18

2. We note your evaluation as to the effectiveness of your disclosure controls was performed "as of a date within 90 days prior to the date of filing of this Report". Rule 13a-15(b) requires that the effectiveness of disclosure procedures and controls be assessed as of the end of the period being reported on. That is, the evaluation must be as of December 31, 2004.

Item 10.  Executive Compensation

1995 Stock Option Plan, page 26

3. We note that your "Committee" established a broker-assisted cashless exercise program. Tell us whether this program caused you to change the measurement date of fixed awards to the date of exercise. Tell us how you have considered the criteria in paragraph
244 of EITF 00-23 to determine whether there is an accounting consequence for the cashless exercise of options through your related party broker. As part of your response, tell us whether the broker is an independent third party.

Statements of Operations, page 3

4. Explain why you do not allocate salaries and related benefits to each expense caption provided in this statement. In this regard, salaries and related benefits should be allocated to selling expenses, research and development expenses, and general and administrative expenses based on some reasonable allocation method.
Those expense captions should include all cost related to the underlying function.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 6

5. We note that your software licenses arrangements can include elements for post contract support services and consulting and training services related to installation and implementation. However, your revenue recognition accounting policy does not disclose how you account for your arrangements that contain multiple elements.
Describe all the elements that can be included in your multiple element arrangements and whether you have the ability to determine the vendor-specific objective evidence (VSOE) of fair value for each element. See paragraph 10 of SOP 97-2. Further, tell us what consideration you gave to disclosing your accounting policy for each element as well as how each element is determined and valued.
6. We note that your software licenses are recognized upon shipment of the software if there are no significant post delivery obligations. Tell us the specific post delivery obligations that cause you to defer recognition of your software license revenue after shipment has occurred. That is, describe the nature of the obligations and the reasons for deferral. Tell us how your disclosure addresses this obligation.

7. We note that you recognize revenue, in part, if collection is probable and payment is due within one year. Supplementally tell us whether your arrangements contain extended payment terms as defined by paragraph 27 of SOP 97-2. If so, tell us how you consider paragraphs 27 through 29 of SOP 97-2 when determining whether your arrangement fee is fixed and determinable upon shipment. As part of your response, please provide your customary payment terms offered to customers.

8. We note from disclosures throughout your filing that you enter into arrangements with distributors and resellers. With respect to these arrangements, tell us how you consider the factors in paragraph
30 of SOP 97-2 to evaluate whether the fixed or determinable and collectibility criteria for revenue recognition are met upon shipment.

Note 5 - Debt, page 10

9. We note that you have extinguished a portion of your accounts payable in fiscal year 2003 and 2004 as the statute of limitations on such liabilities has expired. Tell us how you considered paragraph
16 of SFAS 140 when determining the appropriateness of the extinguishment. Specifically, tell us whether you have been legally released from these obligations judicially or by the respective creditor.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Branch Chief


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William Weiss
Paperclip Software, Inc.
June 28, 2005
page 1